CONSULTING AGREEMENT

This consulting agreement, ("**Consulting Agreement**"), effective as of the 1st day of September, 2004, by and between Jim Stabile, an individual residing at 1326 Starview Drive, Appleton, WI 54913, (hereinafter referred to as the "**Consultant**"), and Hudson's Grill International, Inc., a Texas corporation, with its offices located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, (hereinafter referred to as the "**Company**"), regarding consulting services and operational assistance and advice to be provided to the Company by the Consultant.

R E C I T A L S:

WHEREAS, Company desires to utilize the services of Consultant in order to advise and assist Company in its role as the franchisor with its various franchised restaurants, and

WHEREAS, Consultant desires to advise and assist Company with its franchised restaurants' operations, subject to the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual promises set forth herein, the parties hereby agree as follows:

1.   Consulting Services. Consultant agrees to consult with Company on a mutually agreeable schedule concerning all issues pertaining to Company's restaurant operations. The consulting services ("**Consulting Services**") to be provided by Consultant shall include the following:

A)   During the first 6 months of a new franchise opening, the Consultant shall visit the restaurant a minimum of one day per month, (a total of 6 visits).

B)   During the second 6-month period of a new franchise opening, the Consultant shall visit the restaurant a minimum of 1 day every other month (a total of 3 visits).

C)   After the first year of a new franchise opening, and for as long as the Consultant provides Consulting Services in accordance with this Consulting Agreement, Consultant shall visit the franchised restaurant a minimum of 1 day every 3 months, (a total of 4 visits per year).

D)   Each day that the Consultant visits the franchised restaurant shall consist of a minimum of six (6) hours at the restaurant, and shall include the following:

i)   An inspection of the restaurant, noting cleanliness, maintenance, adherence to Hudson's standards, etc. This inspection shall not only include the exterior and "front of the house", but shall also include the "back of the house", (the food and beverage preparation and storage areas, including the walk-in refrigerator and freezer).

ii)   Consultant shall eat at least one meal in the restaurant during each visit. The meal may be either lunch or dinner.

iii)   Consultant shall evaluate food, service, training, employee appearance, etc.

iv)   Consultant shall meet with the franchise owner, or if the franchise owner is not present, with the manager on duty, to discuss Consultant's observations and recommendations.

E)   Within one week of each visit to a franchised restaurant, Consultant shall submit a written report to Company that summarizes all aspects of the visit, and includes Consultant's observations, recommendations, and any actions taken.

F)   Company, at it's sole discretion, shall have the right to change the requirements for each visit, and may change the format of the report to be submitted by Consultant.

2.   Term. The term of this Consulting Agreement shall be for a period of 28 months, beginning on the first day of September 2004 and ending on the last day of December 2006.

3.   Compensation. As compensation for these consulting services, Company shall pay to Consultant a Consulting Fee equal to twenty-five percent (25%) of the royalties paid to Company by the franchised restaurants for which Consultant is providing services, with payments being due on the 15th day of each month following the month that consulting services were performed. The first payment shall be due on the 15th day of October 2004, and the final payment shall be due on the 15th day of January 2007. *No payments shall be due to Consultant unless and until royalties have been received by Company*.

Example 1: If Restaurant "A" pays Company 4% Royalties, then Consultant shall be paid 25% of that 4%, or 1% of Franchise Sales.

Example 2: If restaurant "B" pays Company 2% Royalties, then Consultant shall be paid 25% of that 2%, or 0.5% of Franchise Sales.

4.   Indemnification. Consultant agrees at all times to defend at his own cost, and to indemnify and hold harmless to the fullest extent permitted by law, Company, its corporate parent, its subsidiaries, affiliates, successors, assigns and designees of either entity, and the respective directors, officers, employees, agents, shareholders, designees, members

and representatives of each from all losses and expenses incurred in connection with any action, suit, proceeding, claim, demand, investigation, or formal or informal inquiry (regardless of whether same is reduced to judgment) or any settlement thereof which arises out of or is based upon any of the following: Consultant's alleged violation or breach of any contract, federal, state or local law, regulation, ruling, standard or directive of any industry standard; libel, slander or any other form of defamation by Consultant; Consultant's alleged violation or breach of any warranty, representation, agreement or obligation in this Agreement; any acts, errors or omissions of Consultant or any of its agents, servants, employees, contractors, partners, proprietors, affiliates, or representatives; any services or products provided by Consultant at, from or related to the operation at a franchisees business; and, any damage to the property of a franchisee incurred by reason of Consultant's activities. This indemnity shall continue in full force and effect subsequent to and notwithstanding the expiration or termination of this Agreement.

   5.   <u>Expenses</u>. Consultant agrees that any costs or "out of pocket" expenses incurred by Consultant in providing such consulting services are the responsibility of Consultant, and Company shall have no liability for such expenses unless Company has given prior written approval of such expenses.

   6.   <u>Written Consent to Changes</u>. This Consulting Agreement shall not be changed or terminated except by mutual written consent of Consultant and Company.

   7.   <u>Training Fees.</u> In addition to the Consulting Fee described in paragraph 3 of this Consulting Agreement, Company agrees to pay Consultant a Training Fee of Twelve-Thousand-Five-Hundred dollars ($12,500.00) for each franchised restaurant that Consultant trains and assists in opening. Training and opening assistance shall be in compliance with the specifications and the obligations of the franchisor as explained in the Hudson's Grill Franchise Agreement. *<u>Consultant shall be responsible for all costs and expenses related to the training and opening of the restaurant.</u>*

      8.   <u>Restaurants Included</u>. Company shall determine which franchised restaurants shall be covered ("Covered Restaurants") by this Consulting Agreement, and shall notify Consultant of those Covered Restaurants in conjunction with the execution of this Consulting Agreement. Company reserves the right to increase or decrease the number of Covered Restaurants at any time, provided that Consultant agrees to assume responsibilities for any additional restaurants. The providing of services by Consultant during any partial month shall be prorated.

      9.   <u>Intellectual Property</u>. Any improvements, change in methods of operations, products, systems, or other property, whether tangible or intangible, which is created, discovered, designed or implemented by Consultant during the term of this Agreement shall be the sole property of Company and Consultant shall not be entitled to any compensation or other consideration for any of these developments.

10.   Termination. Either Consultant or Company may terminate this Consulting Agreement, for any reason whatsoever, by giving the other party thirty (30) days written notice. Company may immediately terminate this agreement if Consultant attempts to assign his duties or makes a willful and material falsification of any report, statement, or other written data furnished to the Company, or fails to perform the duties prescribed herein, in a timely and responsible manner.

11.   Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other shall be deemed to have duly given in writing and personally delivered or sent by facsimile transmission, courier service, overnight delivery or by U.S. Postal Service, registered or certified, postage prepaid with return receipt requested, as follows:

If to Company: Hudson's Grill International, Inc.
                            16970 Dallas Pkwy, Suite 402
                            Dallas, TX 75248
                            Attn: David L. Osborn, President

If to Consultant: Jim Stabile
                            1326 West Starview Drive
                            Appleton, WI 54913

Notices delivered personally, by courier service or overnight delivery shall be deemed communicated as of actual receipt and mailed notices shall be deemed communicated as of three (3) days after the date of mailing.

12.   Renewal. At the end of the term, this Consulting Agreement shall automatically renew on an annual basis, under the same terms and conditions, unless changed in writing by both parties.

13.   Personal Undertaking. The rights, duties, or benefits to Consultant hereunder are personal to him and no such right or benefit may be assigned by him.

14.   Time of the Essence. Time is of the Essence in this Consulting Agreement.

15.   Other Obligations. Consultant represents and warrants that he is not subject to any agreement that would be violated or

breached as a direct or indirect result of Consultant executing this Agreement or Consultant becoming a Consultant of Franchisor.

16.   Insurance. Within 6 months of the date that this Consulting Agreement is executed, Consultant shall be required to obtain an "Errors and Omissions" insurance policy covering his actions and activities as Consultant. The terms of such policy must be approved by Company, and the policy requirements may be changed at the Company's sole discretion.

17.   Governing Law. THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE INTERPRETED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES. VENUE IS PROPER IN DALLAS COUNTY, TEXAS.

18.   Attorney's Fees and Costs.   In the event that either party is required to employ legal counsel or to incur other expense to enforce any obligation under this Agreement, or to defend against any claim, demand, action, or proceeding caused by the other parties failure to perform any obligation imposed by this Agreement, and provided that legal action is filed and such action establishes the default under this Agreement, then the prevailing party shall be entitled to recover all reasonable attorney's fees of such counsel and all other expenses incurred in enforcing such obligation or in defending against such claim, demand, action, or proceeding.

IN WITNESS WHEREOF, each of the parties has executed this Consulting Agreement to be effective as of the 1st day of September, 2004.

Consultant:

Jim Stabile

Company:
Hudson's Grill International, Inc.

David L. Osborn, President

Before me, the undersigned authority, on this day personally appeared Jim Stabile, known to me to be the person whose name is signed to the foregoing CONSULTING AGREEMENT.

Sworn to before me, this _____ day of _____, A.D. 2005.

Notary Public in and for the State of Wisconsin

Before me, the undersigned authority, on this day personally appeared David L. Osborn, known to me to be the person whose name is signed to the foregoing CONSULTING AGREEMENT.

Sworn to before me, this _____ day of _____, A.D. 2005.

Notary Public in and for the State of Texas